NEWS Union Financing and Workers Help Preserve and Rehabilitate Housing for San Francisco Homeless READ MORE


Union Capital @ Work
COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE

$6.0B	$10.4B	124,922	194.7M
NET ASSETS	FINANCED	UNITS BUILT	HOURS CREATED